# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fractyl Health, Inc., CIK 0001572616
CUSIP: 35168W103
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3 Van de Graaff Drive, Suite 200, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001459524

## Reporting persons
- BVP VII Special Opportunity Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,576,288; shared voting power 0; sole dispositive power 2,576,288; shared dispositive power 0; aggregate amount beneficially owned 2,576,288 (5.4% of the class)
- Bessemer Venture Partners VII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,526,689; shared voting power 0; sole dispositive power 1,526,689; shared dispositive power 0; aggregate amount beneficially owned 1,526,689 (3.2% of the class)
- Bessemer Venture Partners VII Institutional L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 667,924; shared voting power 0; sole dispositive power 667,924; shared dispositive power 0; aggregate amount beneficially owned 667,924 (1.4% of the class)
- Deer VII & Co. L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,770,901; shared voting power 0; sole dispositive power 4,770,901; shared dispositive power 0; aggregate amount beneficially owned 4,770,901 (9.9% of the class)
- Deer VII & Co. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,770,901; shared voting power 0; sole dispositive power 4,770,901; shared dispositive power 0; aggregate amount beneficially owned 4,770,901 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Fractyl Health, Inc.
Address of issuer's principal executive offices: 3 Van de Graaff Drive, Suite 200 Burlington, MA 01803

## Item 2. Person Filing
Name of person filing:
This statement is being filed by the following persons with respect to certain shares of Common Stock (the "Shares" or the "Common Stock") of the Issuer. Bessemer Venture Partners VII, L.P. ("BVP VII") and Bessemer Venture Partners VII Institutional L.P. ("BVP VII Inst"), BVP VII Special Opportunity Fund L.P. ("BVP VII SOF", and together with BVP VII and BVP VII Inst, the "BVP VII Funds") directly own shares of Common Stock.

Deer VII Ltd, Deer VII LP, BVP VII, BVP VII Inst and BVP VII SOF are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Bessemer Venture Partners
1865 Palmer Avenue; Suite 104
Larchmont, NY 10583
Citizenship:
Deer VII Ltd - Cayman Islands
Deer VII LP - Cayman Islands
BVP VII - Cayman Islands
BVP VII Inst - Cayman Islands
BVP VII SOF - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deer VII Ltd - 4,770,901 shares
Deer VII LP - 4,770,901 shares
BVP VII - 1,526,689 shares
BVP VII Inst - 667,924 shares
BVP VII SOF - 2,576,288 shares
Percent of class:
Deer VII Ltd - 9.9%
Deer VII LP - 9.9%
BVP VII - 3.2%
BVP VII Inst - 1.4%
BVP VII SOF - 5.4%
The percentage of shares beneficially owned is based on a total of 48,098,944 shares of Common Stock of the Issuer as of November 1, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on November 12, 2024.
Sole power to vote or to direct the vote:
Deer VII Ltd - 4,770,901 shares
Deer VII LP - 4,770,901 shares
BVP VII - 1,526,689 shares
BVP VII Inst - 667,924 shares
BVP VII SOF - 2,576,288 shares
Shared power to vote or to direct the vote:
Deer VII Ltd - 0 shares
Deer VII LP - 0 shares
BVP VII - 0 shares
BVP VII Inst - 0 shares
BVP VII SOF - 0 shares
Sole power to dispose or to direct the disposition:
Deer VII Ltd - 4,770,901 shares
Deer VII LP - 4,770,901 shares
BVP VII - 1,526,689 shares
BVP VII Inst - 667,924 shares
BVP VII SOF - 2,576,288 shares
Shared power to dispose or to direct the disposition:
Deer VII Ltd - 0 shares
Deer VII LP - 0 shares
BVP VII - 0 shares
BVP VII Inst - 0 shares
BVP VII SOF - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the general partner of Deer VII LP, which in turn is the general partner of the Funds, Deer VII Ltd may be deemed to beneficially own all 4,770,901 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BVP VII Special Opportunity Fund L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VII & Co. Ltd., the General Partner of Deer VII & Co. L.P., the General Partner of Bessemer Venture Partners VII Ins (02/14/2025)
- Bessemer Venture Partners VII L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VII & Co. Ltd., the General Partner of Deer VII & Co. L.P., the General Partner of Bessemer Venture Partners VII L.P (02/14/2025)
- Bessemer Venture Partners VII Institutional L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VII & Co. Ltd., the General Partner of Deer VII & Co. L.P., the General Partner of Bessemer Venture Partners VII Ins (02/14/2025)
- Deer VII & Co. L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VII & Co. Ltd., the General Partner of Deer VII & Co. L.P. (02/14/2025)
- Deer VII & Co. Ltd.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VII & Co. Ltd. (02/14/2025)